Exhibit 99.5

tsxtrust.com Virtual Meeting Guide 1/2 Meeting Date Time URL Meeting Password (case sensitive) Issuer Name Please login at least 15 minutes before the start of the meeting and ensure your web browser and internet connection are working properly. This year we will be conducting a virtual meeting, giving you the opportunity to attend the meeting online, using your smartphone, tablet or computer. You will be able to view a live webcast of the Meeting, ask questions and submit your votes in real time (where applicable). APPOINTING SOMEONE TO BE YOUR PROXYHOLDER An additional step is required, if you appoint someone to be your proxy, other than the individual(s) named on the form of proxy or voting instruction form, you or your proxy will be required to register with TSX Trust to obtain a valid Control Number, in order to participate at the Meeting. To Register, please go the URL below. NON-REGISTERED HOLDERS, holding securities through a broker or financial institution, should carefully follow the instructions set out on the voting instruction form and in the information circular. Please note that only registered securityholders and proxyholders are permitted to vote at the meeting. A non-registered securityholder wishing to vote at the meeting, should appoint themselves as a proxyholder, and will be required to register with TSX Trust to obtain a Control Number in order participate at the Meeting. NOTE: If you do not register with TSX Trust and obtain a valid Control Number you will NOT be able to participate at the Meeting. ATTENDING THE MEETING VIRTUALLY Simply go to the following website in your web browser (not a Google search) on your smartphone, tablet or computer. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. I HAVE A CONTROL NUMBER / MEETING ACCESS NUMBER If you have received a form of proxy from our transfer agent, TSX Trust Company, with a control number, or you are a proxyholder who has obtained a valid Control Number, select “I have a Control Number / Meeting Access Number” and enter the numbers and the password below (case sensitive): I AM A GUEST If you do not have a control number select “I am a Guest” and fill in the required information. To Register with TSX Trust and obtain a Control Number go to: tsxtrust.com/control-number-request

Virtual Meeting Guide 2/2 NAVIGATION When successfully authenticated, the info screen will be displayed. You can view the company information, ask questions and watch the webcast. If you would like to watch the webcast press the play icon. If viewing on a computer, the webcast will appear automatically once the meeting has started. VOTING Once the voting is announced, click the voting icon on the left hand side. To vote, simply select your voting direction from the options shown on screen and click SUBMIT. A confirmation message will appear to show your vote has been received. If you have additional control numbers to vote, click at the top to enter the additional credential. To change your vote, simply click Voting will remain open until the voting on the ballot is closed. QUESTIONS Eligible securityholders (registered securityholder and proxyholders) attending the meeting with their valid Control Number, may ask questions during the meeting. Messages can be submitted at any time during the Q&A session up until the Chair closes the session. If you would like to ask a question, select the icon on the left. Type your message within the chat box in the messaging screen. Once you are happy with your message click the “Ask Now” button Questions sent via TSX Trust Virtual Meeting platform will be moderated before being sent to the Chair ADDITIONAL NOTES This document should be read in conjunction with the Information Circular. Registered and Non-registered securityholders should carefully follow the instructions on the Form of Proxy / Voting Instruction Form, and ensure that Votes / Proxy Appointments are submitted by the Proxy Filing Deadline. It is important that you are connected to the internet at all times during the Meeting. It is your responsibility to ensure connectivity for the duration of the Meeting. We encourage you to log-in to the Meeting at least 15 minutes before the start of the Meeting to check your connectivity and audio settings. For assistance logging into the virtual meeting platform, please contact: tsxtVGMinfo@tmx.com tsxtrust.com